UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§240.13(e)-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 3)

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of the Issuer)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman Senior Vice President, General Counsel and Secretary Federal-Mogul Holdings Corporation 27300 West 11 Mile Road Southfield, Michigan 48034 (248) 354-7063	Keith Cozza President and Chief Executive Officer Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601	Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$304,505,100	$31,010.78

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $10.00 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on October 26, 2016, 169,040,651 Shares were outstanding as of October 24, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the initial filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007. The amount of the incremental filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,010.78

Form or Registration No.:	Schedule TO (File No. 005-83475)

Filing Party:	IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn

Date Filed:	September 26, 2016 and January 19, 2017

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission on September 26, 2016 as amended and supplemented by Amendment No. 1 filed on October 12, 2016 and Amendment No. 2 filed on December 5, 2016 (together with any amendments and supplements thereto, the “Schedule 13E-3”) by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and an indirect wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), Parent, Icahn Building LLC, a Delaware limited liability company, Icahn Enterprises Holdings L.P., a Delaware limited partnership, Icahn Enterprises G.P. Inc., a Delaware corporation, Beckton Corp., a Delaware corporation, Carl Icahn, an individual, and Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”) and relates to the offer by Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that are not already owned by the Offeror at $10.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Offeror and Icahn Enterprises L.P. with the SEC on September 26, 2016 (together with any amendments and supplements thereto, the “Schedule TO”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 6, 2016, among the Offeror, Parent and the Company (the “Merger Agreement”), providing for the merger of the Offeror with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Icahn Enterprises L.P. (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

The information set forth in the Schedule 13E-3 is automatically updated as a result of the Schedule 13E-3’s incorporation by reference of the information set forth in Amendments No. 1 through 11 of each of the Schedule TO and the Schedule 14-D9, filed with the SEC on October 3, 2016, October 6, 2016, October 12, 2016, October 13, 2016, October 20, 2016, October 31, 2016, November 15, 2016, December 5, 2016, December 16, 2016, January 3, 2017 and January 18, 2017, respectively, and Amendment No. 12 of the Schedule TO, filed with the SEC on January 19, 2017.

Item 15.	Additional Information (Regulation M-A Item 1011)

(c) Other Material Information.

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

As previously disclosed, the cash tender offer (the “Offer”) to acquire all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price of $10.00 per Share (the “Offer Price”) expired at 12:00 midnight, New York City time, on Wednesday, January 18, 2017 (one minute after 11:59 P.M., New York City time, on January 18, 2017) , as scheduled and was not extended. On January 19, 2017, Icahn Enterprises issued a press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (a)(5)(xvi) to this report and is incorporated herein by reference.

Following the completion of the Offer, all conditions to the Merger (as hereinafter defined) set forth in the Merger Agreement were satisfied, and on January 23, 2017, Icahn Enterprises L.P. (“Icahn Enterprises”) completed its acquisition of the Company by effecting a merger, pursuant to the Merger Agreement and in accordance with Section 267 of the Delaware General Corporation Law and Section 18-209 of the Delaware Limited Liability Company Act, pursuant to which the Offeror was merged with and into the Company (the “Merger”), and each Share not tendered in the Offer (other than Shares held by the Offeror or its affiliates, by the Company or any of its subsidiaries, or by stockholders who properly exercise, and who do not thereafter fail to perfect, validly withdraw or otherwise lose, appraisal rights under Delaware law) was canceled and automatically converted into the right to receive an amount per Share in cash equal to the Offer Price, without interest and less any applicable tax withholding.

Following the consummation of the Merger, the Shares ceased to be listed on the NASDAQ Global Select Market.

On January 23, 2017, Icahn Enterprises and the Company issued a joint press release announcing the completion of the Merger. A copy of the press release is filed as Exhibit (a)(5)(xvii) to this report and is incorporated herein by reference.

Item 16.	Exhibits

The following Exhibits are incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 26, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(1)(vi)	Form of summary advertisement, published September 26, 2016 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of Federal-Mogul Holdings Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by Federal-Mogul Holdings Corporation with the SEC on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of Federal-Mogul Holdings Corporation (incorporated by reference to the Schedule 13D amendment filed by Federal-Mogul Holdings Corporation with the SEC on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Federal-Mogul Holdings Corporation and Icahn Enterprises L.P. on September 6, 2016 (incorporated by reference to the Schedule 14D9-C filed by Federal-Mogul Holdings Corporation with the SEC on September 7, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on September 26, 2016).

(a)(5)(v)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery in the State of Delaware, dated September 29, 2016 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 3, 2016).

(a)(5)(vi)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery in the State of Delaware, dated September 30, 2016 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 3, 2016).

(a)(5)(vii)	Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016 (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 6, 2016).

(a)(5)(viii)	Press Release issued by Icahn Enterprises L.P. on October 12, 2016 (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 12, 2016).

(a)(5)(ix)	Class Action Complaint of Malka Raul v. Daniel A. Ninivaggi et al., C.A. No. 12821, filed in the Court of Chancery in the State of Delaware, dated October 12, 2016 (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 13, 2016).

(a)(5)(x)	Class Action Complaint of Victor Mercado v. Daniel A. Ninivaggi et al., C.A. No. 12837, filed in the Court of Chancery in the State of Delaware, dated October 19, 2016 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 20, 2016).

Exhibit No.	Description

(a)(5)(xi)	Press Release issued by Icahn Enterprises L.P. on October 31, 2016 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on October 31, 2016).

(a)(5)(xii)	Press Release issued by Icahn Enterprises L.P. on November 15, 2016 (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on November 15, 2016).

(a)(5)(xiii)	Press Release issued by Icahn Enterprises L.P. on December 16, 2016 (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on December 16, 2016).

(a)(5)(xiv)	Press Release issued by Icahn Enterprises L.P. on January 3, 2017 (incorporated by reference to Exhibit (a)(5)(xiv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on January 3, 2017).

(a)(5)(xv)	Press Release issued by Icahn Enterprises L.P. on January 18, 2017 (incorporated by reference to Exhibit (a)(5)(xv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on January 18, 2017).

(a)(5)(xvi)	Press Release issued by Icahn Enterprises L.P. on January 19, 2017 (incorporated by reference to Exhibit (a)(5)(xvi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on January 19, 2017).

(a)(5)(xvii)	Joint Press Release issued by Federal-Mogul Holdings Corporation and Icahn Enterprises L.P. on January 23, 2017 (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K of Icahn Enterprises L.P., filed with the SEC on January 23, 2017).

(b)	None.

(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated September 6, 2016 (incorporated by reference to Annex A to the Schedule 14D-9 filed by Federal-Mogul Holdings Corporation with the SEC on September 26, 2016).

(c)(2)	Discussion materials for discussion with Icahn Enterprises, L.P., dated May 17, 2016.*

(c)(3)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated June 14, 2016.*

(c)(4)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated August 15, 2016.*

(c)(5)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors of Federal-Mogul Holdings Corporation, dated September 5, 2016.*

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 24, 2017

FEDERAL-MOGUL HOLDINGS CORPORATION

By:	/s/ Michelle Epstein Taigman
Name:	Michelle Epstein Taigman
Title:	Senior Vice President, General Counsel and Secretary

IEH FM HOLDINGS LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn